UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: October 17, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM AND WEATHER INVESTMENTS II EXTEND ALGERIA VALUE SHARING ARRANGEMENT

Amsterdam (October 17, 2011) – VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading global provider of telecommunications services, today announced that it has agreed with Weather Investments II S.a.r.l. (“Weather II”) to extend to November 15, 2011 VimpelCom’s option to enter into the value sharing arrangement with Weather II with respect to Orascom Telecom Algerie. The option was originally set to expire on October 15, 2011. For more information about the value sharing arrangement, please refer to the joint press release of VimpelCom and Wind Telecom S.p.A issued on April 15, 2011.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2011 VimpelCom had 193 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Questions regarding Investor Relations:

VimpelCom Ltd

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 (0)20 79 77 200 (Amsterdam)

Questions regarding Media and Public Relations:

VimpelCom Ltd.

Elena Prokhorova

pr@vimpelcom.com

+7(495) 725-0708 (Moscow)